UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 ST. BERNARD SOFTWARE, INC.

(Name of Issuer)

 COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

 85228F202

(CUSIP Number)

   July 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bart van Hedel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,574**
	8	SHARED VOTING POWER 3,330,297 shares*
	9	SOLE DISPOSITIVE POWER 183,574**
	10	SHARED DISPOSITIVE POWER 3,330,297 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,513,871 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 25.88%
14	TYPE OF REPORTING PERSON IN

*See Item 5
**Shares issuable upon exercise of outstanding options, of which 98,851 shares of Common Stock are vested as of the date of this filing.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stichting Trustee Ai-Investments
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,471,105 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,471,105 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,471,105 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 18.45%
14	TYPE OF REPORTING PERSON OO

*See Item 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BeeBird Beheer B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 859,192 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 859,192 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 859,192 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.42%
14	TYPE OF REPORTING PERSON OO

*See Item 5

Item 1.  Security and Issuer

(a)	Name of Issuer: St. Bernard Software, Inc.

(b)	Address of Issuer's Principal Executive Offices:

1505 Avenue of Science San Diego, CA 92128

(c)	Title of Class of Securities: Common Stock

Item 2.  Identity and Background

(a)	Name of Person Filing:

See Item 1 of each cover page.

Pursuant to Rule 13d-1(a) of General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13D Statement (this “Schedule 13D”) on behalf of (i) Bart van Hedel, (ii) Stichting Trustee Ai-Investments, a trust organized under the laws of the Netherlands (“Stichting”) and (iii) BeeBird Beheer B.V., a corporation organized under the laws of the Netherlands (“BeeBird”) (collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

Emmaplein 2 Amsterdam 1075 AW Netherlands

(c)
Bart van Hedel is the Co-Trustee of Stichting and an executive officer and indirect owner of BeeBird.  Mr. Hedel also owns, directly or indirectly, certain entities which are beneficiaries of the assets held in trust by Stichting Trustee Ai-Investments.  The other Co-Trustee of Stichting does not have any ability to direct the voting or disposition of any of the shares.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and have not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

See Item 6 of each cover page.

Item 3.  Source and Amount of Funds or Other Consideration

All of the funds used to purchase the Common Stock were from the working capital of one or more of the Reporting Persons.

Item 4.  Purpose of Transaction

The acquisitions described in Item 5 were made for investment purposes.  The Reporting Persons do not presently have any plans or proposals which relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)	The Reporting Persons collectively own 3,513,871 shares of the Issuer’s Common Stock comprising 25.88% of the Issuer’s outstanding Common Stock.

(b)
Except for the options to purchase Common Stock held by Bart van Hedel, described below, each of the Reporting Persons has sole voting power and sole dispositive power of zero shares of the Issuer’s Common Stock.  The Reporting Persons collectively have shared voting power of 3,330,297 shares of the Issuer’s Common Stock and shared dispositive power of 3,330,297 shares of the Issuer’s Common Stock, provided, however, that Stichting does not have voting power or dispositive power of 859,192 shares held by BeeBird and BeeBird does not have voting power or dispositive power of 2,471,105 shares held by Stichting. Bart van Hedel holds a number of options to purchase an aggregate of 183,574 shares of the Issuer’s Common Stock, 98,851 of which have vested and 10,000 will vest within the next 60 days. Upon the vesting and exercise of the option, Bart van Hedel would hold sole voting and dispositive power over the shares of Common Stock subject to the option.

(c)	The following transactions were effected during the past sixty days:

Reporting Person	Date of Transaction	Amount of Securities Involved	Price per Share	Where and How Effected
Stichting Trustee Ai-Investments	April 2, 2010	666,667	$0.15	Open Market Purchase

(d)	No person other than the Reporting Persons has rights with respect to the economic or voting interests associated with the Shares.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2010
	By:	/s/ Bart van Hedel
	Name:	Bart van Hedel

Stichting Trustee Ai-Investments

	By:	/s/ Bart van Hedel
	Name:	Bart van Hedel
	Title:	Co-Trustee

BeeBird Beheer B.V.

	By:	/s/ Bart van Hedel
	Name:	Bart van Hedel
	Title:	Managing Director

EXHIBIT A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: May 21, 2010
	By:	/s/ Bart van Hedel
	Name:	Bart van Hedel

Stichting Trustee Ai-Investments

	By:	/s/ Bart van Hedel
	Name:	Bart van Hedel
	Title:	Co-Trustee

BeeBird Beheer B.V.

	By:	/s/ Bart van Hedel
	Name:	Bart van Hedel
	Title:	Managing Director